02019061

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 41342

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barclays Capital Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Broadway
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Arnold (212) 412-6995
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, New York 10036
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

VF 3-21-02

OATH OR AFFIRMATION

I, Mark Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Capital Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Mark J Arnold
Signature

Chief Financial Officer
Title

Notary Public

ANGELO FASCIGLIONE
Notary Public, State of New York
No. 4872713
Qualified in Westchester
Certificate filed in West. County
Commission Expires April 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Barclays Capital Inc. and Subsidiary

Consolidated Statement of Financial Condition
As of December 31, 2001

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Barclays Capital Inc. and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Barclays Capital Inc. and Subsidiary at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 25, 2002

Barclays Capital Inc. and Subsidiary
Consolidated Statement of Financial Condition
(In thousands, except share data)
December 31, 2001

Assets		
Cash	$	18,133
Cash and securities segregated in compliance with federal and other regulations		325,345
Receivables from brokers, dealers and clearing organizations		4,731,244
Receivables from customers		21,365
Securities purchased under agreements to resell		16,738,508
Securities borrowed		43,624,044
Securities owned, at market value		5,433,168
Securities owned, pledged to counterparties		1,547,435
Accrued interest and dividends receivable		105,577
Exchange memberships - at cost (market value $3,988)		2,768
Other assets		91,028
Total assets	$	72,638,615
Liabilities and Stockholder's Equity		
Securities sold under agreements to repurchase	$	33,219,737
Securities loaned		24,628,330
Short-term borrowings		2,505,345
Payables to brokers, dealers and clearing organizations		3,991,601
Payables to customers		1,289,004
Securities sold, but not yet purchased, at market value		6,205,940
Accrued interest and dividends payable		104,821
Other liabilities		154,042
		72,098,820
Subordinated debt		287,000
Stockholder's equity	$	252,795
Total liabilities and stockholder's equity	$	72,638,615

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

The consolidated financial statement include the accounts of Barclays Capital Inc. and its wholly-owned subsidiary, Barclays Business Credit LLC ("BBC").

Barclays Capital Inc. (the "Company") is a registered securities broker-dealer and futures commission merchant ("FCM"). The Company is headquartered in New York, with financial futures operations in Chicago and additional registered domestic branch offices in Boston, Miami and San Francisco. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, official institutions and central banks. The Company is ultimately wholly owned by Barclays PLC, an English company.

The Company is the Barclays Group's "Section 20" subsidiary, which permits it to engage in expanded securities related activities on a limited basis. The Company's activities include transactions in asset-backed securities, international debt securities, and other corporate related securities and securities lending. The Company is also a primary dealer in U.S. government securities.

BBC manages an existing loan and lease portfolio and earns interest income on the loans and leases currently in its portfolio, and also earns revenues upon the sale of loans and leases.

2. Significant Accounting Policies

Securities transactions
Transactions in securities are recorded on a trade date basis.

Securities owned, securities sold but not yet purchased, financial futures and options on financial futures are valued at market value. Forward contracts, interest rate swaps, and options on interest rate swaps (swaptions) are valued at estimated fair value. The amounts representing the unrealized valuation gains and losses on derivative financial instruments are reflected in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and clearing organizations.

Securities purchased/sold under agreement to resell/repurchase
Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are treated as collateralized financing transactions for financial statement purposes, are carried at the amounts at which the securities will subsequently be resold or repurchased, plus accrued interest. The Company's policy for securities purchased under agreements to resell is to take possession of the securities. The Company monitors daily the market value of the collateral acquired as compared to the amounts due under the resale agreements, including accrued interest, and requires additional collateral to correct any material deficiency.

The Company offsets securities purchased under agreements to resell and securities sold under agreements to repurchase with the same counterparty executed under legally enforceable netting agreements that meet the accounting requirements of right of offset.

Securities borrowing/lending activities
Securities borrowed and securities loaned, which are treated as collateralized financings for financial statement purposes, are carried at the amounts at which the securities will subsequently be returned, plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Receivables from/payables to brokers, dealers and clearing organizations
Receivables from/payables to brokers, dealers and clearing organizations consist primarily of balances related to securities settlement.

Commissions income
The Company earns commissions for introducing customers to affiliated group entities at rates which are negotiated with each affiliate pursuant to intercompany agency agreements. Commissions are also earned from U.S. trades executed on behalf of customers and affiliates. Commissions and related expenses are recorded on a trade date basis.

Underwriting fees
The Company earns fee income from its involvement in the underwriting of corporate issues as both Lead Manager and Co-manager. Fees are recorded when earned, net of associated expenses.

Provision for loan and lease losses
BBC maintains a loss provision based on adverse situations that may affect the counterparties' ability to repay and other relevant factors. This evaluation is inherently subjective as it may require material estimates including the amount and timing of future cash flows expected to be received and may be susceptible to significant change.

Income taxes
The results of operations of the Company and its Subsidiary are included in the federal consolidated income tax return of Barclays Group US Inc. The Company and its subsidiary also file state income tax returns in Pennsylvania, Illinois and Florida, and are included in a California unitary tax return and combined New York State and New York City returns with another affiliated company. The Company has an intercompany tax sharing agreement under which it computes and settles its tax benefit/liability.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

New pronouncements
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133 – an Amendment of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," requires the Company to recognize all derivatives on the statements of financial condition at fair value effective as of January 1, 2001. The impact of adopting the standard was not material as virtually all of the Company's derivatives are currently recorded at fair value.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a replacement of FASB Statement No. 125 ("SFAS 140"), which was effective for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. Other provisions of SFAS 140 were effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. At December 31, 2001 under SFAS 140, the Company is required to reclassify the fair value of collateral pledged to counterparties in which the counterparty has the right by custom or contract to sell or repledge the security. Additionally, non-cash securities lending activities which were previously off-balance-sheet transactions are now recorded as securities borrowed and securities loaned.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be subject to periodic testing for impairment effective as of January 1, 2002. Management does not expect the adoption of this pronouncement to have a material effect on the Company's financial position or results of operations.

3. Cash and Securities Segregated in Compliance With Federal and Other Regulations

Cash of $1,220,000 is segregated under the Commodity Exchange Act.

Additionally, U.S. government securities with a market value of $324,125,000 are segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Securities Owned and Securities Sold, But Not Yet Purchased, at Market Value

Securities owned and securities sold, but not yet purchased, as reported on the consolidated statement of financial condition at December 31, 2001, consist of trading securities at market value as follows (in thousands):

	Securities Owned	Securities Sold, But Not Yet Purchased
United States government and agency obligations	$ 3,282,482	$ 5,466,032
Corporate securities	1,616,702	730,992
Asset-backed securities	423,071	8,916
Mortgage-backed securities	110,913	-
	$ 5,433,168	$ 6,205,940

Securities sold, but not yet purchased, represent obligations of the Company to deliver a specified security at a contracted price, thereby creating a liability to purchase that security at current market prices. The Company has recorded this liability in the consolidated statement of financial condition as of December 31, 2001 at market value. However, these transactions may result in market risk if the market price of the securities increases subsequent to December 31, 2001. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

5. Securities Owned, Pledged to Counterparties

Securities owned, pledged to counterparties, as reported on the consolidated statement of financial condition as of December 31, 2001 consist of United States government and agency obligations of $1,547,435,000 at market value.

6. Other Assets

The other assets balance at December 31, 2001 includes $64,913,000 of loans and leases net of provisions of $5,287,000 belonging to BBC.

7. Income Taxes

Included in other liabilities is a gross deferred tax asset of $53,489,000 which has been netted against a gross deferred tax liability of $69,664,000 which primarily results from book tax differences in the accounting for leases as well as a deferred tax asset resulting from net operating loss carryforwards. For book purposes, the leased assets are accounted for as a lease receivable with lease amortization income under Statement of Financial Accounting Standards No. 13, Accounting for Leases. For tax purposes, the leased assets are reported as fixed assets with associated rental income.

8. Short-Term Borrowings

Short-term borrowings at December 31, 2001 consist of loans payable to an affiliate and to the Company's principal clearing organization plus accrued interest of $2,476,844,000 and $28,501,000, respectively.

9. Subordinated Debt

At December 31, 2001, the Company had $287,000,000 of subordinated debt from Barclays Bank PLC ("BBPLC"). The loans bear interest at rates based upon the London Interbank Offered Rate with $187,000,000 at a maturity date of August 2003, and $100,000,000 at a maturity date of November 2003.

The subordinated debt at December 31, 2001 has been approved by the National Association of Securities Dealers, Inc. for inclusion in computing net capital pursuant to the Securities and Exchange Commission's net capital rule. Subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital requirements governing the withdrawal of subordinated debt.

The Company also has a subordinated revolving line of credit with BBPLC, which expires in June 2003. The aggregate amount available to the Company under this agreement is $400,000,000. At December 31, 2001, there were no advances outstanding.

10. Transactions With Affiliated Companies

The Company enters into securities transactions with affiliates. At December 31, 2001 the following balances with such affiliates were included in the consolidated statement of financial condition in the following line items (in thousands):

Receivables from brokers, dealers and clearing organizations	$ 141,966
Receivables from customers	2,818
Securities purchased under agreements to resell	7,002,135
Securities borrowed	1,188,202
Accrued interest and dividends receivable	1,342
Securities sold under agreements to repurchase	13,437,505
Securities loaned	18,332,740
Short-term borrowings	2,476,844
Payables to brokers, dealers and clearing organizations	159,332
Payables to customers	15,122
Accrued interest and dividends payable	5,588

Netted against the receivable from brokers, dealers and clearing organizations is a payable of $479,868,000 representing unsettled trades with affiliates.

Other assets include receivables of $3,190,000 from affiliates. Other liabilities include payables of $6,554,000 to affiliates.

Affiliates provide substantially all operational and support services to the Company and its Subsidiary under service agreements.

As of December 31, 2001, the Company is not obligated under a lease agreement for office space. Office space has been provided to the Company and its Subsidiary by an affiliate.

11. Benefit Plans

Pension Plan

The Company and BBC provide pension benefits for eligible employees through a defined benefit pension plan of an affiliate. Substantially all employees participate in the retirement plan on a non-contributing basis, and are fully vested after five years of service. The Company makes contributions to the plan based upon the minimum funding standards under the Internal Revenue Code.

The following table summarizes the benefit obligations, the fair value of the assets and the funded status as of December 31, 2001 (in thousands):

Benefit obligation	$ (21,463)
Fair value of plan assets	23,048
Funded status	$ 1,585
Prepaid (accrued) benefit cost recognized in the Statement of financial condition	$ 3,698

The straight-line method of amortization is used for the prior service cost and unrecognized gains and losses. The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25%. The assumed rate of increase in future compensation levels and the expected long-term rate of return on plan assets were 4.50% and 10.00%, respectively.

401(k) Contribution Plan

The Company has adopted the Barclays Bank PLC Thrift Savings Plan (referred to as the "401(k) Plan") effective January 1, 1980. Once an eligible employee is hired, they are given the opportunity to participate in the 401(k) Plan immediately or during the annual enrollment period. Employees who formally elect to participate may elect contributions of up to 12% of their base pay to be contributed to the plan each pay period, subject to IRS limits. The Company matches the first 6% of the employee contributions to the 401(k) Plan each pay period based on the employee annualized earnings on the date of the match.

Postretirement

The Company follows SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which requires the recognition of postretirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. Only employees hired as of April 1, 1997 are eligible for postretirement benefits.

12. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance-sheet risk in order to meet financing and hedging needs of customers and to reduce the Company's own exposure to market and interest rate risk in connection with proprietary trading activities. These financial instruments include forward and futures contracts, options on futures contracts and interest rate swaps, swaptions, and interest rate caps and floors. Each of these financial instruments contains varying degrees of off-balance-sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2001 may, in certain circumstances, be in excess of the amounts recognized in the consolidated statement of financial condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers, used as collateral for bank loans, or failed to receive), the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures), all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, securities loaned and repurchase agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

13. Collateral, Commitments and Contingencies

At December 31, 2001, the approximate market values of collateral received that can be sold or repledged by the Company, excluding the impact of Financial Accounting Standards Board Interpretation ("FIN") 41, were (in thousands):

Sources of collateral	
Securities purchased under agreements to resell	$ 22,374,171
Securities received from securities borrowed transactions	42,999,114
Total	$ 65,373,285

At December 31, 2001, the approximate market values of collateral received that were sold or repledged by the Company, excluding the impact of FIN 41, were (in thousands):

Uses of collateral

Securities sold under agreements to repurchase	$ 24,016,158
Securities loaned	24,243,492
Total	$ 48,259,650

At December 31, 2001, the Company had unused lines of credit of $723,295,000 with an affiliate and $491,500,000 with non-affiliated banks.

In addition, the Company has pledged $15,652,464,000 of securities collateral, under tri-party agreements, which cannot be resold or pledged by the counterparty.

The Company has also pledged $148,651,000 of its own securities to clearing organizations for trades facilitation purposes. These securities cannot be resold or repledged by the counterparty.

The Company is involved in a number of judicial and arbitration proceedings concerning matters arising in connection with the conduct of its business. Management believes, based on currently available information, that the results of such proceedings will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

14. Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions both as principal and as agent, on behalf of investors are executed with institutions, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. In the event that counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly affected by volatile trading markets and/or the extent to which such obligations are unsecured.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit exposure and market exposure reporting and control procedures, including marking to market securities and collateral and requiring adjustments of collateral levels as considered appropriate. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business as considered necessary.

15. Estimated Fair Value of Financial and Derivative Instruments

The Company's securities owned and securities sold, but not yet purchased are carried at market value. Additionally, derivative financial instruments are carried at estimated fair value.

The Company estimates that the aggregate fair value of other financial instruments recognized on the consolidated statement of financial condition (including securities purchased under agreements to resell and securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables and payables, and short-term and subordinated debt) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Receivables from brokers, dealers and clearing organizations and payables to brokers, dealers and clearing organizations include $15,234,000 and $12,856,000, respectively, representing the fair value of derivative financial instruments.

16. Net Capital

The Company is a registered securities broker-dealer and FCM and, accordingly, is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC") and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to operate under the alternative method for determining minimum net capital, under which the Company is required to maintain minimum net capital, as defined, of the greater of $250,000 or 2% of aggregate debit items. Additionally, the CFTC requires that an FCM maintain capital of the greater of 4% of funds required to be segregated for customers' regulated commodity accounts, as defined, or $250,000. At December 31, 2001, the Company had net capital of $298,171,000, which was $252,289,000 in excess of the amount required of $45,882,000.

As these accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the amounts differ from those included in the Company's unaudited Form X-17a-5 Part II report filed with the SEC ("FOCUS"). The following summarizes the assets and liabilities of the subsidiary included in the consolidated financial statements, but not consolidated in the Company's FOCUS (in thousands):

Assets	$ 114,675
Liabilities	91,124
Net worth	$ 23,551